Filed Pursuant to Rule 424(b)(7)
File No. 333-194790

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 12, 2016

Prospectus Supplement to Prospectus dated March 25, 2014

2,115,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

The selling stockholders named in this prospectus supplement, which include certain of our executive officers and directors, are offering 2,115,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Subject to the completion of this offering, we have agreed to purchase from the underwriter 1,000,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “BFAM.” On May 11, 2016, the last sale price of our common stock as reported on the New York Stock Exchange was $65.22 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total (2)
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)	We have agreed to reimburse the underwriter for certain expenses in connection with this offering. See “Underwriting.” No underwriting discounts or commissions are payable in respect of the shares being acquired by us.
(2)	The total public offering price does not give effect to the price to be paid by us for the 1,000,000 shares of common stock being acquired by us.

The underwriter expects to deliver the shares against payment in New York, New York on or about                     , 2016.

Barclays

Prospectus supplement dated                     , 2016

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to the “Company,” “Bright Horizons,” “we,” “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the Securities and Exchange Commission (the “SEC”). To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the financial data and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

Our Company

We are a leading provider of high-quality child care, early education and other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of March 31, 2016, we had more than 1,000 client relationships with employers across a diverse array of industries, including more than 150 Fortune 500 companies and more than 80 of Working Mother magazine’s 2015 “100 Best Companies for Working Mothers.” Our service offerings include:

•	Center-based full service child care and early education (representing approximately 85% of our revenue in the year ended December 31, 2015);

•	Back-up dependent care; and

•	Educational advisory services.

We believe we are a provider of choice for each of the solutions we offer. As of March 31, 2016, we operated a total of 936 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 107,400 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of approximately 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years.

We have a more than 25-year track record of providing high-quality services and a history of strong financial performance. From 2001 through 2015, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 17% for adjusted EBITDA. In 2013, 2014 and 2015, our net income grew $3.8 million, $59.7 million, and $21.9 million, respectively, over the prior year to $12.3 million, $72.0 million, and $93.9 million, respectively. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care services and educational advisory services, and consistent annual tuition increases. We have also increased our adjusted EBITDA margin in each year from 2001 through 2015. For the years ended December 31, 2014 and 2015 and the three months ended March 31, 2016, we generated revenue of $1.4 billion, $1.5 billion and $385.3 million, net income of $72.0 million, $93.9 million, and $24.7 million, adjusted EBITDA of $238.1 million, $273.1 million and $72.4 million, and adjusted net income of $97.2 million, $115.4 million and $31.1 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, which are non-GAAP metrics, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in the “Summary Consolidated Financial and Other Data” in this prospectus supplement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 6, 2016.

Share Repurchase

We intend to purchase from the underwriter 1,000,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering. We refer to this repurchase as the “share repurchase.” The share repurchase is part of our existing $250 million equity repurchase program approved by our board of directors on February 4, 2015. After giving effect to the share repurchase, we will have remaining authorization to repurchase up to approximately $         million of our common stock under the repurchase program. We intend to fund the share repurchase with cash on hand and borrowings under our revolving credit facility. The closing of the share repurchase is contingent on the closing of this offering.

The description and the other information in this prospectus supplement regarding the share repurchase is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Corporate Information

Our principal executive offices are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472, and our telephone number is (617) 673-8000. Our Internet website address is www.brighthorizons.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement or the accompanying prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by the selling stockholders	2,115,000 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy	We do not currently intend to pay cash dividends on our common stock.

Share repurchase	Subject to completion of this offering, we have agreed to repurchase 1,000,000 shares of our common stock that are subject to this offering from the underwriter at a price per share equal to the price paid by the underwriter to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering. The share repurchase was approved by a special committee of our board of directors, which is comprised entirely of disinterested directors.

Risk factors	You should read carefully the information set forth under “Risk Factors” herein and in the accompanying prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

New York Stock Exchange trading symbol	“BFAM”

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical and unaudited consolidated financial data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2014 and 2015 and for the three years in the period ended December 31, 2015 presented in this table have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial data as of March 31, 2016 and for the three months ended March 31, 2015 and March 31, 2016 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial data as of March 31, 2015 has been derived from our unaudited consolidated financial statements as of such date, which are not incorporated by reference into this prospectus supplement or the accompanying prospectus. The summary consolidated balance sheet data as of December 31, 2013 has been derived from our audited consolidated financial statements for such year, which are not incorporated by reference into this prospectus supplement. The unaudited consolidated financial data have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial position, results of operations, and cash flows have been included. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected for future periods. The data in the following table related to adjusted EBITDA, adjusted income from operations, adjusted net income, diluted adjusted earnings per common share, child care and early education centers and licensed capacity are unaudited for all periods presented.

This summary historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto, both of which can be found in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, both of which are incorporated by reference herein.

	Years Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(In thousands, except share and operating data)
Consolidated Statement of Operations Data:
Revenue	$1,218,776	$1,352,999	$1,458,445	$350,440	$385,322
Cost of services	937,840	1,039,397	1,100,690	263,832	289,546

Gross profit	280,936	313,602	357,755	86,608	95,776
Selling, general and administrative expenses	141,827	137,683	148,164	36,845	40,031
Amortization of intangible assets	30,075	28,999	27,989	6,922	7,148

Income from operations	109,034	146,920	181,602	42,841	48,597
Loss on extinguishment of debt	(63,682)	-	-	-	-
Interest income	85	103	163	38	19
Interest expense	(40,626)	(34,709)	(41,609)	(10,069)	(10,703)

Income before income taxes	4,811	112,314	140,156	32,810	37,913
Income tax (expense) benefit	7,533	(40,279)	(46,229)	(10,278)	(13,186)

Net income	12,344	72,035	93,927	22,532	24,727

Net loss attributable to non-controlling interest	(279)	-	-	-	-

Net income attributable to Bright Horizons Family Solutions Inc.	$12,623	$72,035	$93,927	$22,532	$24,727

Allocation of net income to common stockholders—basic and diluted:
Common stock—basic	$12,623	$71,755	$93,287	$22,386	$24,517
Common stock—diluted	$12,623	$71,761	$93,303	$22,390	$24,522
Earnings per share:
Common stock—basic	$0.20	$1.09	$1.53	$0.36	$0.41
Common stock—diluted	$0.20	$1.07	$1.50	$0.35	$0.40
Weighted average shares outstanding:
Common stock—basic	62,659,264	65,612,572	60,835,574	61,682,964	59,832,168
Common stock—diluted	64,509,036	67,244,172	62,360,778	63,189,367	61,300,409
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$29,585	$87,886	$11,539	$123,661	$40,152
Total assets	2,102,670	2,141,076	2,150,541	2,153,514	2,143,991
Total liabilities, excluding debt	449,310	468,940	483,722	468,424	503,158
Total debt, including current maturities and revolving line of credit	764,223	921,177	939,211	919,639	912,765
Total stockholders’ equity	889,137	750,959	727,608	765,451	728,068
Other Financial and Operating Data:
Adjusted EBITDA (1)(2)	208,541	238,081	273,069	65,494	72,350
Adjusted income from operations (1)(2)	126,850	149,620	182,467	42,841	48,803
Adjusted net income (1)(2)	78,260	97,238	115,391	27,111	31,112
Diluted adjusted earnings per common share (1)(2)			$1.85		$0.51
Capital expenditures	69,509	66,194	77,785	16,911	11,709
Child care and early education centers (at period end)	880	884	932	885	936
Licensed capacity (at period end)	99,700	101,000	107,000	101,500	107,400

(1)

Adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share, as presented below, are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, loss on extinguishment of debt, straight line rent expense, stock compensation expense, the Sponsor management fee, expenses related to the initial and secondary public offerings and refinancing and expenses associated with completed acquisitions. Adjusted income from operations represents income from operations before stock compensation expense, the Sponsor management fee, expenses related to the initial and secondary public offerings and refinancing and expenses associated with completed acquisitions. Adjusted net income represents our net income determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, loss on extinguishment of debt, the Sponsor management fee, expenses related to the initial and secondary public offerings and refinancing, expenses associated with completed acquisitions and the income tax expense thereon. Diluted adjusted earnings per common share is a non-GAAP measure calculated using adjusted net income.

	Years Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(In thousands, except share and per share data)
Net income	$12,344	$72,035	$93,927	$22,532	$24,727
Interest expense, net	40,541	34,606	41,446	10,031	10,684
Income tax expense (benefit)	(7,533)	40,279	46,229	10,278	13,186
Depreciation	42,733	48,448	50,677	12,464	13,377
Amortization of intangible assets (a)	30,075	28,999	27,989	6,922	7,148

EBITDA	118,160	224,367	260,268	62,227	69,122
Additional adjustments:
Loss on extinguishment of debt (b)	63,682	-	-	-	-
Deferred rent (c)	2,985	3,092	2,736	967	425
Stock-based compensation expense (d)	10,692	7,922	9,200	2,300	2,597
Sponsor management fee (e)	7,674	-	-	-	-
Expenses related to the initial and secondary public offerings, acquisitions and refinancing (f)	5,348	2,700	865	-	206

Total adjustments	90,381	13,714	12,801	3,267	3,228

Adjusted EBITDA	$208,541	$238,081	$273,069	$65,494	$72,350

Income from operations	$109,034	$146,920	$181,602	$42,841	$48,597
Stock-based compensation expense for performance-based awards (2013) and effect of option modification (2012) (d)	4,968	-	-	-	-
Sponsor termination fee (e)	7,500	-	-	-
Expenses related to the initial and secondary public offerings, acquisitions and refinancing (f)	5,348	2,700	865	-	206

Adjusted income from operations	$126,850	$149,620	$182,467	$42,841	$48,803

Net income	$12,344	$72,035	$93,927	$22,532	$24,727
Income tax expense (benefit)	(7,533)	40,279	46,229	10,278	13,186

Income before tax	4 ,811	112,314	140,156	32,810	37,913
Stock-based compensation expense (d)	10,692	7,922	9,200	2,300	2,597
Sponsor management fee (e)	7,674	-	-	-	-
Amortization of intangible assets (a)	30,075	28,999	27,989	6,922	7,148
Expenses related to initial and secondary public offerings, acquisitions and refinancing (f)	5,348	2,700	865	-	206
Loss on extinguishment of debt (b)	63,682	-	-	-	-

Adjusted income before tax	122,282	151,935	178,210	42,032	47,864
Adjusted income tax expense (g)	(44,022)	(54,697)	(62,819)	(14,921)	(16,752)

Adjusted net income	$78,260	$97,238	$115,391	$27,111	$31,112

Weighted average number of common shares—diluted			62,360,778		61,300,409

Diluted adjusted earnings per common share			$1.85		$0.51

(a)	Represents amortization of intangible assets, including approximately $20.0 million, $19.0 million and $18.0 million in the years 2013, 2014 and 2015 and approximately $5.0 million and $4.5 million in the three months ended March 31, 2015 and 2016, respectively, associated with intangible assets recorded in connection with our going private transaction in May 2008, pursuant to which a wholly owned merger subsidiary of investment funds affiliated with Bain Capital Investors, LLC was merged with and into Bright Horizons Family Solutions Inc.
(b)	Represents redemption premiums and write off of unamortized debt issue costs and original issue discount associated with indebtedness that was repaid in connection with a refinancing.
(c)	Represents rent in excess of cash paid for rent, recognized on a straight line basis over the lease life in accordance with ASC Topic 840, Leases.
(d)	Represents non-cash stock-based compensation expense, including performance-based stock compensation expense in 2013.

(e)	Represents fees paid to Bain Capital Private Equity, LP, our Sponsor, under a management agreement, including the Sponsor termination fee.
(f)	Represents costs incurred in connection with secondary offerings of common stock in June 2013, March 2014, December 2014, June 2015, August 2015, and November 2015, costs incurred in connection with the initial public offering of common stock completed in January 2013, acquisitions and costs in connection with the November 2014 amendment to the credit agreement and the January 2016 amendment to the credit agreement.
(g)	Represents income tax expense using the estimated rate that would have been in effect after considering the adjustments, which was approximately 36% for the years ended December 31, 2013 and 2014, approximately 35% for the year ended December 31, 2015 and approximately 36% and 35% for the three months ended March 31, 2015 and 2016, respectively.

(2)	Adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share are not presentations made in accordance with GAAP, and the use of the terms adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share may differ from similar measures reported by other companies. We believe that adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share provide investors with useful information with respect to our historical operations.

We present adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted EBITDA allows for an assessment of our operating performance and of our ability to service or incur indebtedness without the effect of non-cash charges, such as depreciation, amortization, the excess of rent expense over cash rent expense and stock-based compensation expense, and the effect of fees associated with our Sponsor management agreement, which was terminated in connection with the completion of our initial public offering on January 30, 2013, as well as the expenses related to the acquisition of businesses. In addition, adjusted income from operations and adjusted net income allow us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations. These measures also function as benchmarks to evaluate our operating performance.

This prospectus supplement also includes information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors and other external users of our financial statements. Adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to income before taxes, net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We understand that although adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share are frequently used by securities analysts, lenders and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share do not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and

•	adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per common share do not reflect any cash requirements for such replacements.

Because of these limitations, adjusted EBITDA, adjusted income from operations, and adjusted net income should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2015. See “Where You Can Find More Information.” The risks described below and incorporated herein by reference are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Common Stock and this Offering

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since our initial public offering in January 2013, the price of our common stock, as reported on the New York Stock Exchange, has ranged from a low of $27.50 on January 25, 2013 to a high of $70.59 on February 1, 2016. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus supplement or the accompanying prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

As of May 6, 2016, there were 59,696,958 shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering based on the shares outstanding as of May 6, 2016, and after giving effect to the share repurchase, approximately 28.7% of our outstanding common stock will be beneficially owned by investment funds affiliated with the Sponsor and our officers and directors. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

Each of our directors, executive officers and significant equity holders (including affiliates of the Sponsor) has entered into a lock-up agreement with the underwriter, which regulates their sales of our common stock for a period of 30 days after the date of this prospectus supplement, subject to certain exceptions (including contributions to charitable organizations which may freely resell the contributed shares and up to 93,420 shares which may be transferred by directors and officers pursuant to trading plans established prior to the date of this prospectus supplement under Rule 10b5-1 under the Exchange Act).

Beginning 30 days after this offering, subject to certain exceptions, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriters of the offering, if any. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, we have registered 5,000,000 shares of common stock that are reserved for issuance under our 2012 Omnibus Long-Term Incentive Plan.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

In addition to the Sponsor’s beneficial ownership of a substantial percentage of our common stock, our certificate of incorporation and restated by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders, including the need for super majority approval to amend, alter, change or repeal specified provisions of our certificate of incorporation and bylaws, a prohibition on the ability of our stockholders to act by written consent and certain limitations on the ability of our stockholders to call a special meeting. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock” in the accompanying prospectus.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock of $80.23 per share based on an assumed public offering price of $65.22 (the closing price of our common stock on May 11, 2016) and, after giving effect to the offering and the share repurchase, because the price that you pay will be substantially greater than the pro forma net tangible book value deficiency per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution.

The Sponsor continues to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, based on the 59,696,958 shares of common stock outstanding as of May 6, 2016 and after giving effect to the share repurchase, investment funds affiliated with the Sponsor will beneficially own approximately 24.7% of our outstanding common stock. For as long as the Sponsor continues to control a substantial percentage of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could also have some influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends.

Additionally, the Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2015, which include but are not limited to the following:

•	changes in the demand for child care and other dependent care services;

•	our ability to hire and retain qualified teachers;

•	that the terms of our indebtedness could restrict our current and future operations;

•	the possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	our reliance on the expertise of operating staff, especially in international markets;

•	the possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	the possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	the remediation of our material weakness;

•	our ability to pass on our increased costs;

•	changes in our relationships with employer sponsors;

•	our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	changes in laws or regulations that govern our business;

•	our ability to withstand seasonal fluctuations in the demand for our services;

•	our ability to retain and attract key management and key employees;

•	significant competition within our industry;

•	our ability to implement our growth strategies successfully;

•	our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	breaches in data security; and

•	the impact of a regional or global health pandemic or other catastrophic event.

Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the SEC, including in the “Risk Factors” section in our

Annual Report on Form 10-K for the year ended December 31, 2015, and our subsequent filings with the SEC, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make speak only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “BFAM” since January 25, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on the New York Stock Exchange.

Fiscal Quarter	High	Low
2014:
First quarter	$40.05	$35.65
Second quarter	$44.16	$36.98
Third quarter	$43.78	$39.66
Fourth quarter	$47.30	$40.60

2015:
First quarter	$53.19	$43.77
Second quarter	$60.00	$48.89
Third quarter	$66.52	$56.76
Fourth quarter	$69.09	$59.85

2016:
First quarter	$70.59	$60.18
Second quarter (through May 11, 2016)	$67.00	$63.21

A recent reported closing price for our common stock is set forth on the cover page of this prospectus supplement. Wells Fargo Transfer Agent Services is the transfer agent and registrar for our common stock. As of May 6, 2016, there were 25 holders of record of our common stock.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior secured credit facilities and other considerations, determine to pay dividends in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 6, 2016 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers and directors;

•	all of our directors and executive officers as a group; and

•	each other stockholder selling shares in this offering.

The percentage ownership information shown in the table below is based upon 59,696,958 shares of common stock outstanding as of May 6, 2016.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of shares to persons who possess sole or shared voting or investment power with respect to such shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options or settlement of vested restricted stock units and held by the respective person or group which may be exercised or converted within 60 days after May 6, 2016 as well as shares of restricted stock of which a respective person has voting power. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person or entity, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bright Horizons Family Solutions Inc., 200 Talcott Avenue South, Watertown, Massachusetts 02472. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Offered Hereby	Shares Owned After the Offering and Share Repurchase
	Number	Percentage		Number	Percentage (1)
Beneficial owners of 5% or more of our common stock:
Bain Capital Fund X, L.P. and related funds (2)	16,506,270	27.7%	1,997,432	14,508,838	24.7%
Baron Capital Group, Inc. and related funds (3)	5,398,214	9.0%	—	5,398,214	9.2%
Other Selling Stockholders:
RGIP, LP (4)	21,222	*	2,568	18,654	*
Directors and Named Executive Officers:
Lawrence Alleva (5)	9,683	*	—	9,683	*
Joshua Bekenstein (6)	1,000	*	—	1,000	*
Elizabeth J. Boland (7)	277,026	*	—	277,026	*
Roger H. Brown (8)	228,514	*	—	228,514	*
Stephen I. Dreier (9)	99,875	*	—	99,875	*
E. Townes Duncan (10)	4,111	*	—	4,111	*
Danroy T. Henry, Sr. (11)	78,256	*	—	78,256	*
Jordan Hitch (12)	1,000	*	—	1,000	*
David Humphrey (13)	1,000	*	—	1,000	*
Marguerite W. Kondracke (14)	24,347	*	—	24,347	*
Stephen H. Kramer (15)	143,566	*	—	143,566	*
Sara Lawrence-Lightfoot (16)	5,011	*	—	5,011	*
David H. Lissy (17)	1,069,154	1.8%	100,000	969,154	1.6%
Linda A. Mason (18)	228,514	*	—	228,514	*
Cathy E. Minehan (19)	—	*	—	—	*
Mary Ann Tocio (20)	409,132	*	15,000	394,132	*
All executive officers and directors as a group (18 persons) (21)	2,460,273	4.1%	115,000	2,345,273	4.0%

*	Indicates less than one percent.
(1)	Assumes the consummation of the share repurchase of 1,000,000 shares of our common stock from the underwriter concurrently with the closing of this offering.
(2)

The shares included in the table consist of: (i) 16,315,603 shares of common stock owned by Bain Capital Fund X, L.P.(“Fund X”), (ii) 2,165 shares of common stock owned by BCIP Associates-G (“BCIP-G”), (iii) 114,533 shares of common stock owned by BCIP Associates III, LLC (“BCIP III”), (iv) 20,793 shares of common stock owned by BCIP Associates III-B, LLC (“BCIP III-B”), (v) 49,732 shares of common stock owned by BCIP T Associates III, LLC (“BCIP Trust III”), and (vi) 3,444 shares of common stock owned by BCIP T Associates III-B, LLC (“BCIP Trust III-B” and, together with Fund X, BCIP-G, BCIP III, BCIP III-B and BCIP Trust III, the “Bain Capital Entities”). In this offering (i) Fund X will sell 1,974,360 shares of common stock, (ii) BCIP-G will sell 262 shares of common stock, (iii) BCIP III will sell 13,859 shares of common stock, (iv) BCIP III-B will sell 2,516 shares of common stock, (v) BCIP Trust III will sell 6,018 shares of common stock, and (vi) BCIP Trust III-B will sell 417 shares of common stock. Certain partners and other employees of Bain Capital Entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling stockholder with respect to the donated shares. The governance, investment strategy and decision-making process with respect to investments held by all of the Bain Capital Entities is directed by the Global Private Equity Board

(“GPEB”) of Bain Capital Investors, LLC (“BCI”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, David Gross-Loh, Stephen Pagliuca, Michel Plantevin, Dwight Poler and Jonathan Zhu. By virtue of the relationships described in this footnote, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address of c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.

(3)	The information regarding the Baron Entities (as defined below) is based solely on information included in the Schedule 13G/A filed by them with the SEC on February 16, 2016. The Baron Entities reported that Baron Capital Management, Inc. (“BCM”) has shared voting and dispositive power over 124,749 shares of common stock; BAMCO, Inc. (“BAMCO”) has shared voting power over 4,844,465 shares of common stock and shared dispositive power over 5,273,465 shares of common stock; Baron Capital Group, Inc. (“BCG”) has shared voting power over 4,969,214 shares of common stock and shared dispositive power over 5,398,214 shares of common stock; and Ronald Baron (collectively with BCM, BAMCO and BCG, the “Baron Entities”) has shared voting power over 4,969,214 shares of common stock and shared dispositive power over 5,398,214 shares of common stock. BAMCO and BCM are subsidiaries of BCG. Ronald Baron owns a controlling interest in BCG. The address for each of the Baron Entities is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(4)	The general partner of RGIP, LP is RGIP GP, LLC. Brad Malt, Ann Milner and Alfred Rose have shared voting and investment power for RGIP GP, LLC. The address of RGIP, LP is Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.
(5)	Includes 2,272 shares that can be acquired upon the exercise of outstanding options, 3,000 shares that may be acquired from options vesting within 60 days and 2,011 shares that can be acquired upon the settlement of vested restricted stock units.
(6)	Includes 1,000 shares that can be acquired upon the settlement of vested restricted stock units. Does not include shares of common stock held by the Bain Capital Entities. Mr. Bekenstein is a Managing Director of BCI and a member of GPEB and as a result, and by virtue of the relationships described in footnote 2 above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.
(7)	Includes 145,663 shares of common stock that can be acquired upon the exercise of outstanding options.
(8)	Includes (i) 1,226 shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 1,235 shares held by Mr. Brown, (iii) 130,838 shares held by the Linda A. Mason Trust dated August 7, 1996, (iv) 8,270 shares held by Ms. Mason, Mr. Brown’s spouse, (v) 9,982 shares that may be acquired by Mr. Brown upon the exercise of outstanding options, (vi) 69,941 shares that may be acquired by Ms. Mason, upon the exercise of outstanding options, (vii) 3,000 shares that may be acquired by Mr. Brown from options vesting within 60 days, (viii) 2,011 shares that can be acquired upon the settlement of vested restricted stock units for Mr. Brown, and (ix) 2,011 shares that can be acquired upon the settlement of vested restricted stock units by Ms. Mason.
(9)	Includes 22,887 shares of common stock that can be acquired upon the exercise of outstanding options.
(10)	Includes 2,000 shares of common stock that can be acquired upon the exercise of outstanding options and 2,011 shares that can be acquired upon the settlement of vested restricted stock units.
(11)	Includes 78,256 shares of common stock that can be acquired upon the exercise of outstanding options.
(12)	Includes 1,000 shares that can be acquired upon the settlement of vested restricted stock units. Does not include shares of common stock held by the Bain Capital Entities. Mr. Hitch is a Managing Director of BCI and as a result and by virtue of the relationships described in footnote 2 above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Hitch is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.
(13)	Includes 1,000 shares that can be acquired upon the settlement of vested restricted stock units. Does not include shares of common stock held by the Bain Capital Entities. Mr. Humphrey is a Managing Director of BCI and as a result, and by virtue of the relationships described in footnote 2 above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Humphrey is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.

(14)	Includes 4,000 shares held by Ms. Kondracke, 5,000 shares held by Morton Kondracke, Ms. Kondracke’s spouse, 10,336 shares of common stock that can be acquired upon the exercise of outstanding options, 3,000 shares that may be acquired from options vesting within 60 days and 2,011 shares that can be acquired upon the settlement of vested restricted stock units.
(15)	Includes 116,900 shares held by the Charles River View Trust dated 12/13/07 and 26,666 shares of common stock that may be acquired by Mr. Kramer upon the exercise of outstanding options.
(16)	Includes 3,000 shares of common stock that may be acquired from options vesting within 60 days and 2,011 shares that can be acquired upon the settlement of vested restricted stock units.
(17)	Includes 855,494 shares of common stock that can be acquired upon the exercise of outstanding options.
(18)	Includes (i) 130,838 shares held by the Linda A. Mason Trust dated August 7, 1996, (ii) 8,270 shares held by Ms. Mason, (iii) 1,226 shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (iv) 1,235 shares held by Mr. Brown, Ms. Mason’s spouse, (v) 69,941 shares that may be acquired by Ms. Mason upon the exercise of outstanding options, (vi) 9,982 shares that may be acquired by Mr. Brown, upon the exercise of outstanding options, (vii) 3,000 shares that may be acquired by Mr. Brown from options vesting within 60 days, (viii) 2,011 shares that can be acquired upon the settlement of vested restricted stock units for Ms. Mason, and (ix) 2,011 shares that can be acquired upon the settlement of vested restricted stock units by Mr. Brown.
(19)	Ms. Minehan joined the Board on March 15, 2016. She did not hold any securities in the Company as of May 6, 2016.
(20)	Includes 278,566 shares of common stock that can be acquired upon the exercise of outstanding options.
(21)	Includes 1,537,451 shares of common stock that can be acquired upon the exercise of outstanding options, 12,000 shares that may be acquired from options vesting within 60 days, 15,066 shares that can be acquired upon settlement of vested restricted stock units, and 461,005 shares of restricted stock of which certain executive officers and directors have voting rights. Does not give effect to the sale of 2,222 shares on May 9, 2016 pursuant to a Rule 10b5-1 trading plan.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations, the Medicare contribution tax on net investment income, or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON- U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior secured credit facilities and other considerations, determine to pay dividends in the future. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussions below under the sections titled “—Additional Withholding and Reporting Requirements” and “—Backup Withholding and Information Reporting.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or the applicable withholding agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under the sections titled “—Additional Withholding and Reporting Requirements” and “—Backup Withholding and Information Reporting”, in general, a Non- U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation and related guidance commonly referred to as “FATCA” will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (a) dividends on our common stock and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017 (which, under recent Treasury guidance, is expected to be delayed until on or after January 1, 2019). In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a “FATCA Agreement”) or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owner” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. FATCA Agreements and implementing rules may alter the general description above.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

In general, information reporting will apply to distributions on our common stock paid to a Non- U.S. Holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non- U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a foreign broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

The Company, the selling stockholders and the underwriter named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriter has agreed to purchase the number of shares indicated in the following table.

Underwriter	Number of Shares
Barclays Capital Inc.	2,115,000

Total	2,115,000

The underwriter is committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the selling stockholders. No underwriting discounts or commissions are payable in respects of the shares being acquired by us.

Paid by the Selling Stockholders

Per Share	$
Total	$

Subject to the completion of this offering, we have agreed to purchase 1,000,000 shares of our common stock that are subject to this offering from the underwriter at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.

We have agreed to reimburse the underwriter for certain expenses relating to clearing this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $25,000. Shares sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to dealers may be sold at such public offering price less a selling concession not in excess of $         per share. After the initial offering of the shares, the underwriter may change the offering price and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

The Company, its officers and directors and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriter, subject to certain exceptions (including contributions to charitable organizations which may freely resell the contributed shares and up to 93,420 shares which may be transferred by directors and officers pursuant to trading plans established prior to the date of this prospectus supplement under Rule 10b5-1 under the Exchange Act), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 30 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriter must cover any such short positions by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriter is not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $315,000.

The Company and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

An affiliate of Barclays Capital Inc. serves as joint bookrunner and co-documentation agent under our senior secured credit facilities. Affiliates of the underwriter also act as lenders under our senior secured credit facilities.

The underwriter has historically been a customer of ours, and the underwriter may engage in transactions with us in the ordinary course of our business.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Residents of Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some of its attorneys are limited partners in RGIP, LP, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Investors, LLC. RGIP, LP directly and indirectly owns less than 1% of our common stock and is a selling stockholder in this offering. The validity of the common stock offered hereby will be passed upon on behalf of the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the effectiveness of Bright Horizons Family Solutions Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus supplement or the accompanying prospectus, until the termination of this offering. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016 (File No. 001-35780);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 6, 2016 (File No. 001-35780);

•	our Current Reports on Form 8-K, filed with the SEC on January 27, 2016, March 15, 2016 and May 12, 2016 (File No. 001-35780); and

•

the description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on January 14, 2013 (File No. 001-35780), as supplemented by the “Description of Capital Stock” found on page 3 of the accompanying prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.brighthorizons.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

Bright Horizons Family Solutions Inc.

Common stock

The selling stockholders to be named in a prospectus supplement may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold by the selling stockholders. The specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “BFAM.” On March 24, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $38.95 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 1 of this prospectus and any risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 25, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any accompanying prospectus supplement is current only as of the date of the applicable document.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “Bright Horizons,” “we,” “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this shelf registration process, the selling stockholders may from time to time sell common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time the selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including information about the selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information.”

ii

RISK FACTORS

Investing in our common stock involves a high degree of risk. See “Item 1A—Risk Factors” in our most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference in this prospectus, and the “Risk Factors” section in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	Changes in the demand for child care and other dependent care services;

•	Our ability to hire and retain qualified teachers;

•	That the terms of our indebtedness could restrict our current and future operations;

•	The possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	Our reliance on the expertise of operating staff, especially in international markets;

•	The possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	The possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	Our ability to pass on our increased costs;

•	Changes in our relationships with employer sponsors;

•	Our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	Changes in laws or regulations that govern our business;

•	Our ability to withstand seasonal fluctuations in the demand for our services;

•	Our ability to retain and attract key management and key employees;

•	Significant competition within our industry;

•	Our ability to implement our growth strategies successfully;

•	Our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	Breaches in data security; and

•	The impact of a regional or global health pandemic or other catastrophic event.

Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the SEC, including in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, each incorporated by reference in this prospectus, and in the “Risk Factors” section in the applicable prospectus supplement. See “Where You Can Find More Information.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

Our restated certificate of incorporation provides for authorized capital stock of 475,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of undesignated preferred stock. As of March 10, 2014, we had 65,732,666 shares of common stock outstanding held by 23 stockholders of record, and we had outstanding options to purchase 4,361,283 shares of common stock, which options had a weighted average exercise price of $15.37 per share.

The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals, and supermajority vote requirements for amendments to our certificate of incorporation and bylaws.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights.

Preemptive Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our common stock is neither convertible nor redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing.    Our shares of common stock are listed on the New York Stock Exchange under the symbol “BFAM.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. There are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has eleven members.

Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with Bain Capital Partners LLC, our Sponsor, cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Exclusive Forum.    Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Corporate Opportunities

Our restated certificate of incorporation provides that we renounce any interest or expectancy of the Company in the business opportunities of our Sponsor and of its officers, directors, agents, shareholder, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We also maintain customary directors’ and officers’ liability insurance policies that provide coverage to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to us with respect to indemnification payments that we may make to directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner ServicesSM. Its address is Shareowner Services, PO Box 64874, St. Paul, MN 55164-0854. Its telephone number is 1-800-401-1957.

PLAN OF DISTRIBUTION

The selling stockholders may sell securities in any of the ways described below or in any combination thereof:

•	to or through underwriters or dealers;

•	through one or more agents; or

•	directly to purchasers or to a single purchaser.

The distribution of the securities by the selling stockholders may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities, the proceeds to the selling stockholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

•	information about the selling stockholders, including the relationship between the selling stockholders and us.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers will be specified in the applicable prospectus supplement and may be changed from time to time.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

The selling stockholders may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from the selling stockholders pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will be subject only to those conditions set forth in each applicable prospectus supplement, and each prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us and the selling stockholders with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business. We and the selling stockholders may also use underwriters or such other third parties with whom we or such selling stockholders have a material relationship. We and the selling stockholders will describe the nature of any such relationship in the applicable prospectus supplement.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of the securities may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority.

Our common stock is listed on the New York Stock Exchange. Underwriters may make a market in our common stock, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the development, maintenance or liquidity of any trading market for the securities.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some of its attorneys are limited partners in RGIP, LP, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC. RGIP, LP directly and indirectly owns less than 1% of our common stock. The validity of the common stock offered hereby will be passed upon on behalf of the underwriter(s) by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Bright Horizons Family Solutions Inc. and subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Kidsunlimited Group Limited as of April 30, 2012 and for the year ended April 30, 2012 included in the Current Report on Form 8-K/A of Bright Horizons Family Solutions Inc. dated June 21, 2013 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities described in the applicable prospectus supplement. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 25, 2014 (File No. 001-35780);

•	Our Current Reports on Form 8-K or Form 8-K/A, filed with the SEC on April 11, 2013 and amended on June 21, 2013, January 8, 2014, January 17, 2014 and March 20, 2014 (File No. 001-35780);

•

The description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on January 14, 2013 (File No. 001-35780), as supplemented by the “Description of Capital Stock” found on page 3 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.brighthorizons.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

2,115,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

Prospectus Supplement

Barclays